UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Nabi Biopharmaceuticals.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

629519109

(CUSIP Number)

David M. Knott

Chief Executive Officer

Dorsett Management Corporation

485 Underhill Boulevard, Suite 205

Syosset, New York 11791

(516) 364-0303

With a copy to:

Howard A. Neuman, Esq.

Satterlee Stephens Burke & Burke LLP

230 Park Avenue

New York, NY 10169

(212) 818-9200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 15, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7 (b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629519109		13D

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) David M. Knott

2	Check the Appropriate Box if a Member of a Group. (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,475,900 shares of Common Stock

	8	Shared Voting Power 272,400 shares of Common Stock

	9	Sole Dispositive Power 5,812,300 shares of Common Stock

	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,812,300 shares of Common Stock

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.6%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 629519109		13D

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Dorset Management Corporation 11-2873658

2	Check the Appropriate Box if a Member of a Group. (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,475,900 shares of Common Stock

	8	Shared Voting Power 272,400 shares of Common Stock

	9	Sole Dispositive Power 5,812,300 shares of Common Stock

	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,812,300 shares of Common Stock

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.6%

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

Item 1.                                                           Security and Issuer.

Item 2.                                                           Identity and Background.

Item 3.                                                           Source and Amount of Funds or Other Consideration.

Item 4.                                                           Purpose of Transaction.

The Reporting Parties acquired the Common Stock for investment in the ordinary course of business.  The Reporting Parties believe that the Common Stock at current market prices is undervalued and represents an attractive investment opportunity.  The Reporting Parties may make further purchases of the Common Stock from time to time and may dispose of any or all of the Common Stock held by the Reporting Parties at any time.

By letter dated October 6, 2006, attached as Exhibit A to Amendment No. 5 to this Schedule 13D, Anthony R. Campbell, a Member of Knott Partners Management, LLC, stated to the Board of Directors of the Company the Reporting Parties’ belief that having Thomas H. McLain continue as CEO and Chairman of the Board of Directors will impede the Company’s efforts to explore strategic alternatives and will undermine efforts to maximize shareholder value.  By its terms, that letter evidenced the Reporting Parties’ satisfaction with the Company’s efforts to “explore strategic alternatives” and reduced the Reporting Parties’ interest in changing or influencing control of the Company solely to requesting that the Company’s “board immediately take all necessary steps to remove Mr. McLain from his present position in management” and seek a replacement.  The letter made unequivocal reference to the termination of that interest in management change at “such time as Mr. McLain is removed.”  By press release dated February 15, 2007, the Company announced that Mr. McLain was no longer president, CEO, Chairman of the Board of Directors or a director of the Company.

Because Mr. McLain is no longer president, CEO or Chairman of the Board of Directors of the Company, the October 6, 2006 letter is withdrawn in its entirety.  The Reporting Parties do not have any present interest in changing or influencing control of the Company or any present plan or proposal that would relate to or result in any of the actions or transactions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.                                                           Interest in Securities of the Issuer.

(a)-(b)               David M. Knott and Dorset Management Corporation as of the date of the event requiring filing of this report: See Rows 5 through 9 and 11 on pages 2-3.

(c)                                  During the 60 days prior to the date of the event requiring filing of this report, the Reporting Persons did not effect any transactions in the Common Stock of the Company.

(d)                                 Persons, other than the Reporting Parties hereunder, have the right to receive or the power to direct the receipt of dividends, or the proceeds from the sale, of securities reported herein.

(e)                                  N/A

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Parties are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

Item 6.                                                           Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 7.                                                           Material to be Filed as Exhibits.

Exhibit A -                          Incorporated by reference to Exhibit A to Amendment No. 5 to this Schedule 13D dated October 10, 2006 filed with the Securities and Exchange Commission on October 10, 2006.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 22, 2010
Date

/s/David M. Knott
Signature

DORSET MANAGEMENT CORPORATION

By:	/s/David M. Knott
David M. Knott, President